United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 28 March 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

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29 April 2025

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the First Quarter ended 28 March 2025 & Interim Dividend Declaration

Q1 performance as expected, reaffirming FY25 guidance

Q1 2025				Change vs 2024
	Revenue	Volume (UC)[2]	Revenue per UC[1],[2],[3]	Volume	Revenue per UC[1],[2],[3]	FXN[1],[3] Revenue	Revenue
Europe	€3,253m	550m	€5.89	(5.5)%	4.1%	(1.6)%	(1.1)%
APS	€1,436m	344m	€4.24	39.3%	(10.9)%	24.0%	22.2%
CCEP	€4,689m	894m	€5.25	7.8%	(2.5)%	5.1%	5.0%

Q1 2025 (Adjusted comparable)[4]				Change vs 2024 (Adjusted comparable)[4]
	Revenue	Volume (UC)	Revenue per UC	Comparable volume*	Revenue per UC	FXN revenue	Revenue
Europe	€3,253m	550m	€5.89	(2.1)%	4.1%	(1.6)%	(1.1)%
APS	€1,436m	344m	€4.24	2.1%	2.1%	1.0%	(0.5)%
CCEP	€4,689m	894m	€5.25	(0.6)%	3.1%	(0.8)%	(0.9)%

Damian Gammell, Chief Executive Officer, said:

“Performance during the first quarter has been broadly as expected, with volumes reflecting calendar related phasing, including the timing of Easter, resulting in a stronger April. We've continued to grow share ahead of the market, create value for our customers and deliver solid gains in revenue per unit case through revenue and margin growth management.

“We operate in resilient and growing categories, supported by the strength of our relationships with our brand partners and customers across our diverse geographies. We’re excited about the rest of the year, and I’m pleased to be reaffirming our full year guidance, with an exciting pipeline of portfolio innovation and planned activation still to come.

“While the global macroeconomic environment is volatile, we remain resilient, with leading market positions and locally driven operations across our 31 markets. Today’s interim dividend declaration and the ongoing delivery of share buybacks, demonstrate the strength of our business and our ability to deliver continued shareholder value, with strong cash generation also supporting investment in future growth. We are confident we have the right strategy, done sustainably to deliver on our mid-term growth objectives. And we look forward to sharing more on our exciting future at our capital markets event in Manila next month.”

* Comparable volume movements adjust for the impact of selling day movements, with two fewer selling days in Q1’25 versus Q1’24

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Q1 HIGHLIGHTS[1,4]
Volume & revenue
Q1 Reported Rev +5.0%; Q1 Adjusted Comparable[4] -0.8%[3]
•Continue to create value, delivering more revenue growth for retail customers in our key markets than our FMCG peers
•Transactions ahead of volume growth in both Europe & APS
•NARTD YTD value share gains[5] +50bps in-store, +10bps in the Away from Home channel (AFH), -20bps online
•Adjusted comparable volume -0.6%[4],[6] : underlying* -0.2%
•By geography:
–Europe -2.1%[6] (underlying* -1.4%) reflecting great in-market execution offset by strategic de-listing of Capri Sun (fully annualised from Q2) & timing of Easter (Q2’25 v Q1’24).
–APS +2.1%[6] reflecting:
▪Australia/Pacific (AP): broadly flat with continued momentum in the Pacific Islands offsetting decline in Australia, reflecting March cyclone
▪Southeast Asia (SEA): growth driven by demand in the Philippines, partly offset by Indonesia reflecting a weaker consumer backdrop
•By channel:
AFH +0.7%[6], Home -1.9%[6]
•Europe: AFH +0.6%, Home -3.6% reflecting Easter timing
•APS: AFH +0.9%, Home +4.5%
•Adjusted comparable revenue per unit case +3.1%%[2],[3],[4] reflecting positive headline pricing & promotional optimisation, partly offset by geographic mix
•Europe: +4.1% reflecting headline price increases in France & Iberia, & annualisation of H2‘24 headline pricing in GB & Germany
•APS: +2.1% reflecting headline price increases & promotional optimisation in Australia, offset by geographic mix driven by strong growth in the Philippines (which is at a lower revenue per unit case)
•Stronger April comparable volume, as anticipated given Easter timing, supporting YTD performance largely in line with
Company expectations

Dividend
•First half interim dividend per share of €0.79 (declared in Q1 & paid in May), calculated as ~40% of the FY24 dividend. Reaffirming FY25 guidance for an annualised total dividend payout ratio of approximately 50%[7]

Other
FTSE 100 inclusion
Following the transfer of CCEP’s UK listing to the Equity Shares (Commercial Companies) category in November 2024, CCEP entered the FTSE UK Index Series in March 2025

Sustainability highlights
•Retained inclusion on Carbon Disclosure Project’s A List for Climate for 9th consecutive year
•Announced our investment in Avalo, a start-up using pioneering AI technology to reduce the carbon footprint of ingredients used in our products
•Opened new returnable glass bottle line in France to support circular economy packaging

REAFFIRMING FY25 GUIDANCE[1,4]
Outlook for FY25 reflects our current assessment of market conditions. Unless stated otherwise, guidance is on an adjusted comparable[4] & FX-neutral basis.

Revenue: growth of approx.~4%
•Balanced between volume & revenue per unit case
•Two fewer selling days in Q1, one extra in Q4
Cost of sales per UC: comparable growth of ~2%
•Expect broadly flat commodity inflation (hedged at ~90% for FY25)
•Concentrate directly linked to revenue per UC through incidence pricing
Operating profit: growth of ~7%
Comparable effective tax rate: ~26%
CAPEX: ~5% of revenue (incl. leases)
Comparable free cash flow: at least €1.7bn
Dividend payout ratio: ~50%[7] based on comparable EPS
Share buyback: €1bn over 12 months from February 2025

VOLUMES NOTE – Year on year volume movements are disclosed on a comparable and adjusted comparable basis which (i) assumes the acquisition of Coca-Cola Beverages Philippines, Inc. occurred at the beginning of the period & (ii) adjusts for the impact of two fewer selling days versus Q1’24. Excluding the selling days adjusted volumes were: CCEP -3.9%, Europe -5.5%, APS -1.1%.
*Underlying volume performance excludes the impact of strategic de-listings.

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First Quarter Revenue Performance by Geography[1]
All values are unaudited and all references to volumes are on a comparable basis for Europe and Australia / Pacific, and on an adjusted comparable basis for SEA. All changes are versus prior year equivalent period unless stated otherwise.

	Q1
			Fx-neutral
	€ million	% change	% change
FBN[8]	1,166	(2.2)%	(2.1)%
Germany	686	(2.8)%	(2.8)%
Great Britain	759	4.8%	2.3%
Iberia[9]	642	(3.9)%	(3.9)%
Total Europe	3,253	(1.1)%	(1.6)%
Australia / Pacific[11]	841	(1.5)%	0.6%
Southeast Asia[4],[12]	595	1.0%	1.5%
Total APS[4]	1,436	(0.5)%	1.0%

Total CCEP[4]	4,689	(0.9)%	(0.8)%

FBN
•Mid-single digit volume decline reflecting Easter phasing, de-listing of Capri Sun & impact of increased sugar tax in France.
•Strong Monster performance driven by growth in the Netherlands & Norway, which also saw good volume growth in Coca-Cola Zero Sugar.
•Sprite & Powerade outperformed with double-digit volume growth.
•Revenue/UC[10] growth driven by headline price increases across the markets.

Germany
•Mid-single digit volume decline reflecting Easter phasing & more promotional environment.
•Revenue/UC[10] growth driven by annualisation of the headline price increase implemented in Q3 last year.
•Positive pack & brand mix also contributed driven by growth in small packs, Monster & Fuze Tea.

Great Britain
•Mid-single digit volume increase supported by innovation (e.g. Monster Rio Punch & Dr. Pepper Cherry Crush limited edition) partly offset by Easter phasing & the impact of Capri Sun de-listing.
•Revenue/UC[10] growth driven by annualisation of the headline price increase implemented at the end of Q2 last year.
•Growth of Monster, Jack Daniel’s & Coke & Powerade supported positive brand mix.

Iberia
•Slight volume decline driven by Spain, reflecting adverse weather in March offset by good growth in Energy & Sports.
•The portfolio transition from Nestea to Fuze Tea is progressing well.
•Revenue/UC[10] growth driven by headline price increase.

Australia / Pacific
•Volumes broadly flat with growth in the Pacific Islands offsetting slight decline in Australia & New Zealand, reflecting Easter timing & the impact of the cyclone in March.
•Double-digit growth in Monster & Fanta supported by great activation, execution & innovation including Monster Ultra Ruby Red & Strawberry Dreams in a multipack format, as well as Fanta following the recent launch of Fanta Lemon in Australia.
•Revenue/UC[10] growth driven largely by headline price increases, promotional optimisation & the pack mix benefit from the growth of mini cans in Australia.

Southeast Asia
•Further share gains & volume growth in the Philippines, despite cycling double-digit growth last year, driven by continued strong performance of Coca-Cola Original Taste and water.
•Volume decline in Indonesia driven by the weaker macroeconomic backdrop, reflected in softer trading over the Ramadan festive period. The ongoing geopolitical situation in the Middle East also remained a factor.
•Revenue/UC[10] growth predominantly driven by headline price increases in the Philippines implemented during Q4 last year.

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First Quarter Volume Performance by Category[1],[4],[6]
All values are unaudited & all references to volumes are on an adjusted comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Q1
	% of Total	% Change
Coca-Cola®	58.6%	(0.6)%
Flavours & Mixers	22.6%	(1.3)%
Water, Sports, RTD Tea & Coffee[13]	11.4%	(0.2)%
Other inc. Energy	7.4%	0.5%
Total	100.0%	(0.6)%

Coca-Cola®
Q1 -0.6%
•Coca-Cola Classic -2.0%, cycling strong comparable (Q1’24 +4.4%), with growth in the Philippines, offset by decline in Europe.
•Coca-Cola Zero Sugar +4.0% reflects strong growth in both Europe & APS driven by solid execution & innovation.

Flavours & Mixers
Q1 -1.3%
•Sprite -0.7% with growth in Europe driven by new listings in FBN, offset by decline in Indonesia.
•Fanta -1.4% with overall performance supported by recent launch of new flavours, such as Tutti Frutti, & the ‘Wanta Fanta’ campaign.
•Fantastic activation in GB for limited edition Dr. Pepper Cherry Crush supported double-digit volume increase.

Water, Sports, RTD Tea & Coffee
Q1 -0.2%
•Water +3.5% driven by growth of Wilkins Pure in the Philippines.
•Sports +0.7% supported by good growth of Aquarius in Spain.
•RTD Tea & Coffee -9.9% with strong performance of Fuze Tea offset by Frestea decline in Indonesia.

Other inc. Energy
Q1 +0.5% (+9.5% exc. Juices)
•Energy +11.9% with Monster growth across all markets supported by continuing pipeline of innovation e.g. Rio Punch supported by great activation & execution.
•Juices decline resulting from the strategic de-listing of Capri Sun in Europe.
•Continuing to develop ARTD offering with recent launch of Bacardi & Coke, Absolut & Sprite Watermelon & Jack Daniel’s & Coca-Cola Cherry.

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Conference Call
•29 April 2025 at 12:00 BST, 13:00 CEST & 7:00 a.m. EDT; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Dividend
•The CCEP Board of Directors declared a first-half interim dividend of €0.79 per share
•The interim dividend is payable 27 May 2025 to those shareholders of record on 16 May 2025
•CCEP will pay the interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges & London Stock Exchange
•Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 29 April 2025. This translated amount will be posted on our website here:
https://ir.cocacolaep.com/shareholder-information-and-tools/dividends

Financial Calendar
•Capital markets event: 13-15 May 2025
•AGM: 22 May 2025
•H1 2025 Results: 6 August 2025
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts

Investor Relations
Sarah Willett	Charles Richardson	Matt Sharff
sarah.willett@ccep.com	charles.richardson@ccep.com	msharff@ccep.com

Media Relations
mediaenquiries@ccep.com

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock
Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @ Coca-Cola Europacific Partners | LinkedIn
___________________

1.Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to adjusted comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of the period presented for illustrative purposes only. It does not intend to represent the results had the acquisition occurred at the dates indicated or project the results for any future dates or periods. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP IFRS accounting policies and includes acquisition accounting adjustments for the period 1 January to 23 February. Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details.
5.External data sources: Nielsen & IRI Period 2 YTD
6.Reflects selling day shift with 2 fewer selling days in Q1’25 versus Q1’24. Excluding the selling days adjusted volumes were: CCEP -3.9%, Europe -5.5%, APS -1.1%
7.Dividends subject to Board approval
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea

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12.Includes Philippines & Indonesia.
13.RTD refers to ready to drink

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, , strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP’s view, could cause such actual results to differ materially from forward looking statements include, but are not limited to, those set forth in the “Risk Factors” section of CCEP’s 2024 Annual Report on Form 20-F filed with the SEC on 21 March 2025 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers’ products into our territories; deterioration of global and local economic and political conditions; uncertainty and volatility from the impact and extent of actual and promised tariff adjustments; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes, including tariff adjustments; legal changes in our status; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

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Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January of the period presented relating to transaction accounting adjustments. No cost savings or synergies were contemplated in these adjustments.

The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.

The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP IFRS accounting policies and includes transaction accounting adjustments for the periods presented.
Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our unaudited consolidated financial statements.
“Adjusted” includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of the period presented, including acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.

“Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges. Comparable volume is also adjusted for selling days.

‘‘Adjusted comparable” is defined as adjusted results excluding items impacting comparability, as described above.

‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.

‘‘Comparable free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures.

‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Additionally, within this document, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

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Supplemental Financial Information - Revenue - Reported to Adjusted Comparable
Revenue

Adjusted Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	First-Quarter Ended
	28 March 2025	29 March 2024	% Change
As reported and comparable	4,689	4,465	5.0%
Add: Adjusted revenue impact[1]	—	268	n/a
Adjusted Comparable	4,689	4,733	(0.9)%
Adjust: Impact of fx changes	4	n/a	n/a
Adjusted Comparable and fx-neutral	4,693	4,733	(0.8)%

Adjusted Revenue per unit case	5.25	5.09	3.1%

Adjusted Revenue APS
As reported and comparable	1,436	1,175	22.2%
Add: Adjusted revenue impact[1]	—	268	n/a
Adjusted Comparable	1,436	1,443	(0.5)%
Adjust: Impact of fx changes	21	n/a	n/a
Adjusted Comparable and fx-neutral	1,457	1,443	1.0%

Adjusted Revenue per unit case	4.24	4.15	2.1%
[1] The adjusted financial information for 2024 reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.

Volume

Adjusted comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	First-Quarter Ended
	28 March 2025	29 March 2024	% Change
Volume	894	829	7.8%
Impact of selling day shift	—	(25)	n/a
Comparable volume - Selling Day Shift adjusted	894	804	11.2%
Add: Adjusted volume impact[1]	—	95	n/a
Adjusted comparable volume	894	899	(0.6)%

Adjusted comparable Volume - Selling Day Shift APS
Volume	344	247	39.3%
Impact of selling day shift	—	(5)	n/a
Comparable volume - Selling Day Shift adjusted	344	242	42.1%
Add: Adjusted volume impact[1]	—	95	n/a
Adjusted comparable volume	344	337	2.1%
[1] The adjusted volume impact reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of the period presented. Adjusted volume impact for Philippines for the year ended 31 December 2024 is 101 million unit cases. Including the impact of the Q1 selling day shift (6 million unit cases), adjusted comparable Philippines volume is 95 million unit cases.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 29, 2025	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer